TransGlobe Energy Announces Postponement of the Special Meeting

to October 7, 2022

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The TransGlobe Board believes it is in the best interests of the Company to postpone the Special Meeting to allow shareholders more time to evaluate the Transaction and cast their votes

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A material number of votes on the Arrangement Resolution have been received after the proxy voting deadline

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Current voting results show only approximately 50% of the issued and outstanding TransGlobe Shares had been voted as of the proxy voting deadline

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Several large shareholders who were previously opposed or undecided have very recently changed their views and are now supportive of the Transaction

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The new deadline to vote by proxy is 9:00 a.m. MT on October 5, 2022.

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The TransGlobe Board continues to unanimously recommend that shareholders vote FOR the Transaction. This recommendation and the merits of the Transaction have been further validated by VAALCO’s recent operational updates on September 26, 2022 and September 27, 2022, highlighting the strong momentum in VAALCO’s business.

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ISS has reiterated its support for the Transaction and Glass Lewis has recommended that shareholders vote FOR the Transaction. With both of these recommendations being issued close to the previously scheduled Special Meeting on September 29, 2022, postponing the Special Meeting will provide shareholders additional time to consider the independent recommendations of ISS and Glass Lewis.

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TransGlobe Shareholders who have questions about the Arrangement or need assistance with voting their TransGlobe Shares should contact TransGlobe's proxy solicitation agent, D.F. King & Co., Inc., by phone toll-free at (888) 540-8736 (banks and brokers only at +1 (212) 269-5550) or by email at tga@dfking.com.

Calgary, Alberta (September 29, 2022) - TransGlobe Energy Corporation (AIM & TSX: TGL; Nasdaq: TGA) ("TransGlobe" or the "Company") today announced that TransGlobe has, with the consent of VAALCO Energy, Inc. (NYSE: EGY) (LSE: EGY) ("VAALCO"), postponed the special meeting (the “Meeting”) of the holders (the “TransGlobe Shareholders”) of TransGlobe common shares ("TransGlobe Shares") to consider, and if deemed advisable, to pass the special resolution (the “Arrangement Resolution”) to approve the proposed plan of arrangement (the “Arrangement”) to implement the business combination with VAALCO (the “Transaction”) originally scheduled to be held at 9:00 a.m. MT on Thursday, September 29, 2022 to 9:00 a.m. MT on October 7, 2022.

TRANSGLOBE BOARD RECOMMENDATION TO VOTE FOR THE ARRANGEMENT RESOLUTION

The board of directors of TransGlobe (the "Board") confirms its previous unanimous determination that the Arrangement is fair to the TransGlobe Shareholders and that the Arrangement and the entering into of the Arrangement Agreement are in the best interests of TransGlobe. The Board has unanimously determined that the postponement of the Meeting is in the best interests of TransGlobe and unanimously recommends that TransGlobe Shareholders vote FOR the Arrangement Resolution.

POSTPONED SPECIAL MEETING TO BE HELD ON OCTOBER 7, 2022

The Meeting will be held virtually at https://web.lumiagm.com/#/201458342 on October 7, 2022, at 9:00 a.m. (Calgary time).

The terms of the Arrangement and the Arrangement Agreement are further described in the management information circular of TransGlobe dated August 29, 2022 and the related proxy and meeting materials (collectively, the "Meeting Materials"), which were filed on SEDAR under TransGlobe's profile at www.sedar.com on August 30, 2022 and mailed to TransGlobe Shareholders as of the close of business on August 24, 2022 (the “Record Date”).

HOW TO VOTE

TransGlobe Shareholders who have already voted FOR the Arrangement Resolution

All votes previously cast by TransGlobe Shareholders in favour of the Arrangement Resolution will remain in their current form and such TransGlobe Shareholders do not need to take any further action.

TransGlobe Shareholders who have not yet voted

Your vote is important regardless of the number of TransGlobe Shares you own. It is very important that you carefully read the Meeting Materials and vote your TransGlobe Shares. You will be eligible to vote if you are a TransGlobe Shareholder of record at the close of business on the Record Date. To ensure that your TransGlobe Shares will be represented and voted at the Meeting, you should carefully follow the instructions provided in the Meeting Materials. All TransGlobe Shareholders are encouraged to vote by proxy or in person (virtually) at the Meeting. The deadline for the receipt of proxies is 9:00 a.m. MT on October 5, 2022. However, TransGlobe Shareholders are encouraged to vote their TransGlobe Shares as soon as possible in advance of the Meeting. Detailed instructions on how to vote and how to participate in the Meeting are contained in the Meeting Materials.

TransGlobe Shareholders who wish to revoke their proxy and resubmit their vote

TransGlobe Shareholders as of the Record Date will continue to have the flexibility to amend their vote until 9:00 a.m. (Mountain Time) on October 5, 2022.

Beneficial TransGlobe Shareholders

A beneficial TransGlobe Shareholder who submitted their voting instructions through Broadridge Financial Solutions, Inc. ("Broadridge") may revoke or change their voting instructions by logging onto www.proxyvote.com or calling 1-800-474-7493 (Canada – English), 1-800-474-7501 (Canada – French) or 1-800-454-8683 (United States). When resubmitting voting instructions, the most recently submitted voting instructions will be recognized as the only valid instructions, and all previously submitted voting instructions will be disregarded and considered as revoked. Updated voting instructions must be submitted no later than 9:00 a.m. MT on October 4, 2022.

Beneficial TransGlobe Shareholders who received their Meeting Materials from an intermediary other than Broadridge, should follow the process utilized by their intermediary.

A beneficial TransGlobe Shareholder who holds depositary interests should contact Computershare Investor Services plc at +44 (0) 370 702 0003 as soon as possible for instructions on how to revoke their proxy.

Registered TransGlobe Shareholders

A registered TransGlobe Shareholder may revoke their proxy and change their voting instructions by:

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resubmitting their proxy prior to the deadline noted above if the proxy was submitted online at https://login.odysseytrust.com/pxlogin. When resubmitting a proxy, the most recently submitted proxy will be recognized as the only valid one, and all previously submitted proxies will be disregarded and considered as revoked, provided that the last proxy is submitted by the deadline noted above; or
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depositing an instrument in writing signed by the TransGlobe Shareholder at the registered office of TransGlobe (2400, 525-8th Avenue SW, Calgary AB T2P 1G1 Attn: TransGlobe Energy Corporation) at any time up to and including October 6, 2022; or
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by attending the Meeting. If a TransGlobe Shareholder uses a 12-digit control number to login to the Meeting online and accepts the terms and conditions, by doing so such TransGlobe Shareholder will be revoking any and all previously submitted proxies and will be given the opportunity to vote at the Meeting.

PROXY ADVISORY FIRMS ISS AND GLASS LEWIS RECOMMEND TO VOTE FOR THE ARRANGEMENT RESOLUTION

Leading proxy advisory firms, Institutional Shareholder Services Inc. and Glass Lewis & Co., LLC have each recommended that TransGlobe Shareholders vote FOR the Arrangement Resolution, as previously announced by the Company on September 21, 2022 and September 22, 2022, respectively.

An updated timetable for the Transaction will be published separately.

For further information, please contact:

TransGlobe Energy Corporation

Randy Neely, President and CEO

Eddie Ok, CFO

+1 403 264 9888

investor.relations@trans-globe.com

http://www.trans-globe.com

or via Tailwind Associates

Evercore Partners International LLP (Financial Advisor)

David Waring

Aditya Lohia

Andrew MacNiven

+44 20 7653 6000

Tailwind Associates (Investor Relations)

Darren Engels

+1 403 618 8035

darren@tailwindassociates.ca

http://www.tailwindassociates.ca

Canaccord Genuity (Nomad & Joint-Broker)

Henry Fitzgerald-O'Connor

Gordon Hamilton

+44(0) 20 7523 8000

Shore Capital (Joint Broker)

Toby Gibbs

John More

+44(0) 20 7408 4090

DF King

Richard Grubaugh

+1 212 493 6950

tga@dfking.com

Camarco (Financial PR)
Billy Clegg
Georgia Edmonds
Emily Hall
+4420 3757 4986
TransGlobe@camarco.co.uk

About TransGlobe

TransGlobe Energy Corporation is a cash flow focused oil and gas exploration and development company whose current activities are concentrated in the Arab Republic of Egypt and Canada. TransGlobe's common shares trade on the Toronto Stock Exchange and the AIM market of the London Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

Forward-Looking Statements

This document includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created by those laws and other applicable laws and "forward-looking information" within the meaning of applicable Canadian securities laws. Where a forward-looking statement expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. All statements other than statements of historical fact may be forward-looking statements. The words "anticipate," "believe," "estimate," "expect," "intend," "forecast," "outlook," "aim," "target," "will," "could," "should," "may," "likely," "plan" and "probably" or similar words may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this document include, but are not limited to, the expected benefits of the proposed Transaction and the anticipated timing of the Meeting, completion of the Arrangement and related matters. Although management believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, performance or achievement since such expectations are inherently subject to significant business, economic, operational, competitive, political and social uncertainties and contingencies. As a consequence, actual results may differ materially from those anticipated in the forward looking statements. These forward-looking statements involve substantial known and unknown risks and uncertainties, certain of which are beyond TransGlobe's control, and many factors could cause TransGlobe's actual results to differ materially from those expressed or implied in any forward-looking statements made by the Company, including, but not limited to, the ability to obtain stockholder, shareholder, court and regulatory approvals, if any, of the Transaction; the ability to complete the Transaction on anticipated terms and timetable; and the possibility that various closing conditions for the Transaction may not be satisfied or waived. Further, such forward-looking statements are based on certain assumptions made by TransGlobe in light of its experience and perception of current conditions and expected future developments, as well as other factors the Company believes are appropriate in the circumstances, including, but not limited to, the timing of receipt of regulatory and shareholder approvals for the Arrangement; and that the various closing conditions for the Transaction will be satisfied or waived on the timing anticipated or at all. The forward-looking statements contained in this press release are made as of the date hereof and TransGlobe undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

No Offer or Solicitation

This announcement shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Arrangement. This announcement is for information purposes only and shall not constitute a recommendation to participate in the Arrangement or to purchase any securities. This announcement does not constitute an offer to sell or issue, or the solicitation of an offer to buy, acquire or subscribe for any securities in any jurisdiction, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or by means of a prospectus approved by the Financial Conduct Authority, or an exemption therefrom.